Exhibit 21
Subsidiaries of Indie Semiconductor, Inc

Name	Jurisdiction of Organization
Ay Dee Kay LLC d/b/a indie Semiconductor	California
Indie City LLC	California
indie LLC	California
Indie Services Corporation	California
TeraXion Inc	Canada
Shanghai Ziying Microelectronics Co., Ltd.	China
Wuxi indie Microelectronics Technology Co., Ltd.	China
indie GmbH	Germany
Indie Semiconductor Hong Kong, Ltd	Hong Kong
indie KFT	Hungary
indie Semiconductor Israel Ltd	Israel
indie Semiconductor Japan	Japan
Ay Dee Kay Limited	United Kingdom